NEWS RELEASE

New York - AG	May 9, 2018
Toronto – FR
Frankfurt – FMV

FIRST MAJESTIC ANNOUNCES AMENDMENTS TO ADVANCE NOTICE POLICY
VANCOUVER, BC, CANADA - First Majestic Silver Corp. (“First Majestic”) is pleased to announce the approval by its board of directors of certain changes to its advance notice policy (the “Policy”) regarding director nominations, as described below. The Policy was first adopted by the board in 2013, with certain amendments made in 2017. In keeping with its commitment to the highest standard of corporate governance, the board feels that it is appropriate to make certain additional changes to the Policy to comply with recent trends in advance notice policies.
Details of the amendments are as follows:

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Under the current Policy the board may require a proposed nominee to provide such information as the board may reasonably require to determine eligibility or that could be material to a reasonable shareholder’s understanding of the independence of the proposed nominee. The revised Policy only permits the board to require a proposed nominee to provide such information as may be required by law or stock exchange rules to determine eligibility.

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Under the current Policy, in the event of an adjournment or postponement of a shareholder meeting the deadline for the date on which a shareholder may propose a new nominee is not extended. Under the revised Policy the nomination deadline will automatically extend on any adjournment or postponement of a shareholder meeting.

A copy of the amended Policy is available on SEDAR under the Company’s profile at www.sedar.com and on the Company’s website at www.firstmajestic.com.
The amendments to the Policy are now in effect. Although it is not possible for the Company to put these amendments to the shareholders at the Company’s 2018 annual general meeting, the Company is committing to have the revised Policy voted on by shareholders at the Company’s 2019 annual general meeting.

ABOUT FIRST MAJESTIC

First Majestic is a mining company focused on silver production in Mexico and is aggressively pursuing the development of its existing mineral property assets. The Company presently owns and operates seven producing silver mines; the San Dimas Silver/Gold Mine, the Santa Elena Silver/Gold Mine, the La Encantada Silver Mine, the La Parrilla Silver Mine, the San Martin Silver Mine, the Del Toro Silver Mine and the La Guitarra Silver Mine. Production from these seven mines is projected to be between 27 to 30 million silver equivalents ounces in 2018.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.
ON BEHALF OF THE BOARD OF
FIRST MAJESTIC SILVER CORP.

“signed”

Keith Neumeyer

President & CEO

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS
This news release includes certain "Forward‐Looking Statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward‐looking information” under applicable Canadian securities laws. When used in this news release, the words "anticipate", "believe", "estimate", "expect", "target", "plan", "forecast", "may", "schedule" and similar words or expressions, identify forward‐looking statements or information. These forward‐looking statements or information relate to, among other things: the termination of the existing silver purchase agreement and implementation of the new precious metal purchase agreement; the date of de-listing of Primero’s shares; the future plans for and the development of the San Dimas Mine; future silver production; future growth potential for First Majestic; plans to improve efficiencies; and repayment of the Debentures.
These statements reflect the parties’ respective current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the respective parties, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward‐looking statements or information and the parties have made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: failure to meet the necessary conditions to closing the termination of the existing silver purchase agreement (including failure to file all necessary security registrations); decisions by the Toronto Stock Exchange with respect to de-listing of Primero’s shares; the synergies expected from the Arrangement not being realized; business integration risks; fluctuations in general macro-economic conditions; fluctuations in securities markets and the market price of First Majestic’s shares; fluctuations in the spot and forward price of silver, gold, base metals or certain other commodities (such as natural gas, fuel oil and electricity); fluctuations in the currency markets (such as the Canadian dollar and Mexican peso versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments in Canada or Mexico; operating or technical difficulties in connection with mining or development activities; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); and the factors identified under the caption "Risk Factors" in First Majestic’s Annual Information Form, and under the caption "Risk Factors" in Primero’s Annual Information Form.
Readers are cautioned against attributing undue certainty to forward‐looking statements or information. Although the parties have attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. The parties do not intend, and do not assume any obligation, to update these forward‐looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.

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